Exhibit 99.2
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
IN ACCORDANCE WITH MEXICAN GAAP
(Amounts expressed in thousands of Mexican Pesos
with purchasing power as of December 31, 2006)

	2006	2005	2004	2003	2002
Income (Loss) Before Income Tax	29,668	(46,442)	(108,563)	(400,690)	(852,546)

Determination of the Ratio
Fixed charges:
Interest expense (1)	138,820	105,705	43,946	34,313	251,511
Interest capitalized during period	21,078	392	300	89	940
Rental expense	20,673	15,148	14,912	14,703	20,801
Amortization of Debt issuance costs	40,220	36,411	33,915	33,725	34,116
Early extinguishment of debt

Total fixed charges:	220,791	157,656	93,073	82,830	307,368

Earnings:
Income (loss) from continuing operations	29,668	(46,442)	(108,563)	(400,690)	(852,546)
Fixed charges	220,791	157,656	93,073	82,830	307,368
Amortization of capitalized interests	1,654	849	814	799	764
Less: interest capitalized during period	(21,078)	(392)	(300)	(89)	(940)
Total earnings:	231,035	111,671	(14,976)	(317,151)	(545,354)

Ratio of Earnings to Fixed Charges	1.05	0.71	(0.16)	(3.83)	(1.77)

Insufficiency	(10,244)	45,985	108,049	399,981	852,722